Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650.752.3100 F: 650.853.1038 goodwinprocter.com

July 22, 2022

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Edwards Daniel Crawford Kevin Kuhar Julie Sherman

Re:	Jushi Holdings Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 7, 2022 CIK No. 0001909747

Ladies and Gentlemen:

This letter is being submitted on behalf of Jushi Holdings Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 7, 2022 (the “Draft Registration Statement”), as set forth in your letter dated July 18, 2022 (the “Comment Letter”). The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Registration Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Division of Corporation Finance
July 22, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 7, 2022.

Cautionary Note Regarding Forward-Looking Statements, page 21

1.	We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering..

RESPONSE: We respectfully advise the Staff that we have revised Page 25 of Registration Statement in response to the Staff’s comment.

Business

Product Selection and Offerings, page 50

2.	We note your response to comment 5 and reissue. Your disclosure on page 50 does not appear to state whether your CBD products are derived from hemp containing no more than 0.3 percent THC. Please revise or otherwise advise.

RESPONSE: We respectfully advise the Staff that we have revised Page 50 of Registration Statement in response to the Staff’s comment.

* * *

Division of Corporation Finance
July 22, 2022

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact W. Stuart Ogg at (650) 752-3295 or SOgg@goodwinlaw.com.

Sincerely,

/s/ W. Stuart Ogg
Goodwin Procter LLP

cc:	James Cacioppo, Jushi Holdings Inc.
Louis Jon Barack, Jushi Holdings Inc.
Tobi Lebowitz, Jushi Holdings Inc.